                [LETTERHEAD OF MORRISON & FOERSTER LLP OMITTED]

May 11, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      BioMimetic Therapeutics, Inc. Free Writing Prospectus
         -----------------------------------------------------
         (File No. 333-131718)
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Ladies and Gentlemen:

         On behalf of BioMimetic Therapeutics, Inc. (the "Company"), we are
hereby filing with the Securities and Exchange Commission (the "Commission") a
free writing prospectus (the "Free Writing Prospectus") to the Company's
Registration Statement on Form S-1 (File No. 333-131718), initially filed with the Commission on February 10, 2006, as amended (the "Registration Statement").
The Free Writing Prospectus is being filed (i) to revise the anticipated initial public offering price of the offering to $8.00 per share and (ii) to increase the number of shares being offered to 4,600,000.

         Based on information received from the underwriters of the offering based on input from and interest generated during the road show, the Company has reduced the anticipated initial public offering price range from between $11.00 to $13.00 per share to $8.00 per share and has increased the number of shares being offered to 4,600,000. The Company has prepared the Free Writing Prospectus to disclose all material changes to its Registration Statement, including (i)
any pro forma as adjusted and other information that is calculated based on the anticipated initial public offering price, (ii) the anticipated aggregate net proceeds of the offering and (iii) any information that is based on the number of shares to be outstanding upon completion of the offering.

         The underwriters of the offering have confirmed to the Company that
Deutsche Bank Securities Inc. ("Deutsche Bank"), as representative for the underwriters, (i) will notify its internal sales force of these changes and such sales force will provide a Free Writing Prospectus to each investor to whom
Deutsche Bank expects to confirm sales of shares of

common stock of the Company, prior to such confirmation and (ii) has informed all potential members of the underwriting syndicate for the offering of these changes and each of them has agreed to and has the means to provide the Free
Writing Prospectus to each investor to whom such syndicate member expects to confirm sales of shares of common stock prior to such confirmation.

                                    * * * * *

         We hope that the above information and the related revisions to the
Free Writing Prospectus will be acceptable to the Commission. Should you have any additional questions or concerns, please call me at 212-468-8179. We thank you for your time and attention.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:      William Grant, Esq.
         James R. Tanenbaum, Esq.